
May 6, 2016

Via E-mail
Justin T. Evans
Chief Financial Officer
Champion Industries, Inc.
2450 1st Avenue
Huntington, WV 25703

> **Re:** **Champion Industries, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed April 6, 2016**
> **File No. 5-82429**
>
> **Revised Preliminary Proxy Statement**
> **Filed April 6, 2016**
> **File No. 0-21084**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Please include a date on the signature page. Please also add the Company to the signature page.

Introduction, page 3

2. We note your disclosure identifying additional filing persons in this section. Please revise the cover page of Schedule 13E-3 to identify each of the designated filing persons.

Preliminary Proxy Statement

General

3. Please revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Please refer to Exchange Act Rule 14a-6(e)(1).

4. Please revise the first page of the proxy statement to include, in bold text, a statement indicating that "Neither the SEC nor any state securities regulatory agency has approved or disapproved the transaction…" Please refer to Exchange Act Rule 13e-3(e)(1)(iii) and the Instructions to paragraph (e)(1).

5. Please revise to clarify whether affiliated shareholders will be cashed out in the proposed transaction.

6. Where you discuss determinations with respect to the procedural and substantive fairness of the proposed transaction, please indicate whether this fairness determination applies to unaffiliated security holders. Please refer to Item 1014(a) of Regulation M-A.

Summary of Material Terms of Reverse Stock Split and Related Transactions, page 4

7. Please revise to specify the "certain benefits" that Cashed-Out Stockholders will not receive following the proposed reverse stock split. Refer to Item 1013(d) of Regulation M-A. Please also note that Instruction 2 thereto requires that benefits and detriments be quantified to the extent practicable.

8. We note your statement on page 6 that the Chaffe valuation report was not a fairness opinion. Please discuss the material differences between a valuation and a fairness opinion for purposes of assessing how the report provided by Chaffe contributed to the Board's determination that the proposed transaction was fair to non-affiliated shareholders.

Special Factors

Purpose and Reasons for the Reverse Stock Split, page 9

9. Please revise to indicate why you determined to conduct the proposed reverse stock split at this time. See Item 1013(c) of Regulation MA and Instruction 1 to Item 1013.

10. Please revise to provide your basis for management's stated belief that savings from the absence of SEC-reporting obligations "may in fact be higher ultimately."

11. Please revise to explain your statement with respect to a potential stock price in excess of $5 and the Special Committee's understanding that "that shares trading at less than $5 per

share are not eligible for margin" and why this represents an advantage of the proposed transaction.

Deliberations of the Board and Special Committee, page 11

12. Please revise explain why the proposed stock split would allow the Company to more quickly restore and grow profitability as compared to "continuing the status quo." Please specifically address how the financial position of the Company and the state of the industries in which it operates contributes to this conclusion.

Fairness of the Proposed Reverse Stock Split, page 18

13. Please revise to specify, if true, that all filing persons under Schedule 13E-3 adopted the analysis and conclusions of the Special Committee and Board with respect to the determination as to whether the proposed transaction is fair to unaffiliated shareholders.

14. We note your statement that the Special Committee and Board believe the proposed reverse stock split is both substantively and procedurally fair to the Company's shareholders including potential cashed-out shareholders. Please revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Transaction is fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Also refer to Question No. 19 of the Exchange Act Release No. 34-17719 (April 13, 1981).

15. With respect to each factor considered in assessing fairness, please state whether, and to what extent, a filing person believes that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

16. Amongst the material factors listed in the Board's fairness determination, please revise to indicate, to the extent practicable, the weight assigned to each factor. See Item 1014(b) of Regulation M-A.

17. Please revise your disclosure in this section to indicate whether, and to what extent, the Company considered net book value, going concern value, and liquidation value in reaching its determination as to the fairness of the transaction to non-affiliated shareholders. Please refer the requirements under (iii), (iv) and (v) of Instruction 2 to Item 1014 of Regulation M-A.

18. Please indicate how the fifth and sixth bullets under the "Substantive Fairness" heading contributed to a determination that the proposed reverse stock split was fair to non-affiliated shareholders.

Third Party Valuation Report, page 23

19. We note references to several versions of draft valuation reports provided by Chaffe, including:

- a December 31, 2015 draft valuation report reviewed by the Special Committee on January 4, 2016; and
- a January 7, 2016 final draft valuation report reviewed by the Special Committee on January 11, 2016.

Please revise this section to identify any material differences between Chaffe's initial draft valuation report on January 4, 2016 and the final draft valuation report on January 7, 2016 and the reasons for any such differences. Please also indicate whether the January 7th report represents the "final" report received from Chaffe and, if so, why the report is referred to as a "draft."

20. We note your disclosure that management provided Chaffe with 12-month trailing unaudited operating results for the 12 months ended July 31, 2015 and with projections of consolidated operating results for FYE 2016. Please revise to disclose those projections in the text of the proxy statement. Please also revise to disclose any material assumptions upon which the projections are based.

21. We note that the January 7, 2016 final draft valuation report from Chaffe includes reference to additional assumptions and limiting conditions. Please revise your disclosure in this section to identify and discuss all material assumptions and limiting conditions applicable to Chaffe's valuation report.

22. Please disclose the companies selected for purposes of Chaffe's peer group analysis..

23. Please indicate how Chaffe determined the applied weightings for each of the peer group valuation metrics in its peer group analysis.

24. Please revise to identify the specific market data Chaffe used to determine the "size discount" and "control premium" for purposes of the cash flow model.

Certain Effects of the Proposed Reverse Stock Split on the Company's Shareholders, page 26

25. This section discloses the effects on affiliates, stockholders with fewer than 200 shares and stockholders with at least 200 shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on "unaffiliated security holders" as well. See Item 1013(d) of Regulation M-A. Please revise the disclosure accordingly.

Benefits, page 29

26. We note your disclosure on page 29 of various "benefits and advantages to the Company, its continuing shareholders after such split and to Cashed-Out Shareholders." However, many of the benefits identified would appear applicable only to the Company and continuing shareholders after the proposed transaction. For example, it is unclear how cashed-out shareholders would benefit from estimated savings from the absence of SEC

reports, greater confidentiality of sensitive information, or streamlining of corporate governance. Please revise.

Detriments, page 30

27. Please explain why statutory dissenters' rights represent a detriment or disadvantage of the proposed transaction for to the Company, its continuing shareholders and cashed-out shareholders.

28. Please explain why continued application of anti-fraud provisions represents a detriment or disadvantage of the proposed transaction to the Company, its continuing shareholders and cashed-out shareholders. Please also indicate how imposing trading windows for insiders and providing shareholders with updates for material events "mitigates" this detriment.

Exhibit 99.7 – Final Draft Valuation

29. We note the limitation on reliance by shareholders in the draft valuation report provided by Chaffe . Because it is inconsistent with the disclosures relating to the report, the limitation should be deleted. Alternatively, disclose the basis for Chaffe's belief that shareholders cannot rely upon the report to support any claims against Chaffe arising under applicable state law (e.g., the inclusion of an express disclaimer in Chaffe's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Chaffe would have no effect on the rights and responsibilities of either Chaffe or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Perry Hindin, Special Counsel, at (202) 551-3444 or me at (202) 551-3203 with any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Roger D. Hunter
        Bowles Rice LLP